UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON D.C.  20549


                          SCHEDULE 13D


            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                    (AMENDMENT NO.        )*
                                   -------

                     THE ALPINE GROUP, INC.
                        (Name of Issuer)

             COMMON STOCK, PAR VALUE $.01 PER SHARE
                 (Title of Class of Securities)

                            020825105
                       ------------------
                         (CUSIP Number)

              Alexandra Investment Management, Ltd.
                      Mikhail A. Filimonov
                        Dimitri Sogoloff
                         237 Park Avenue
                    New York, New York  10017
                         (212) 808-3780
     (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                          May 28, 1997
                       ------------------
     (Date of Event which Requires Filing of this Statement)

               If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].





                                               Page 1 of 10 pages
                                         Exhibit Index on page 9

                                 SCHEDULE 13D
  CUSIP No.     020825105                          Page 2 of 10 Pages
             ------------                               --   --

    1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         ALEXANDRA INVESTMENT MANAGEMENT, LTD.

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                   (b)  [ ]
   3   SEC USE ONLY

   4   SOURCE OF FUNDS*
         AF, OO

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]
       PURSUANT TO ITEMS 2(d) OR 2(e)

   6   CITIZENSHIP OR PLACE OF ORGANIZATION
         NEW YORK

  NUMBER OF      7  SOLE VOTING POWER
    SHARES            1,097,391 SHARES**

  BENEFICIALLY   8  SHARED VOTING POWER
   OWNED BY           -0-

     EACH        9  SOLE DISPOSITIVE POWER
  REPORTING
    PERSON            1,097,391 SHARES**

     WITH       10  SHARED DISPOSITIVE POWER
                      -0-

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,097,391 SHARES**

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
       SHARES

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.50%

  14   TYPE OF REPORTING PERSON *
         IA,CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Shares reported herein are also beneficially owned by other reporting persons. See Item 5.



                                 SCHEDULE 13D
  CUSIP No.     020825105                          Page 3 of 10 Pages
             ------------                               --      --

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         MIKHAIL A. FILIMONOV

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                   (b)  [ ]

   3   SEC USE ONLY

   4   SOURCE OF FUNDS*
         AF, OO

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]
       PURSUANT TO ITEMS 2(d) OR 2(e)

   6   CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.

  NUMBER OF      7  SOLE VOTING POWER
    SHARES             -0-

  BENEFICIALLY   8  SHARED VOTING POWER
   OWNED BY            1,097,391 SHARES**

     EACH        9  SOLE DISPOSITIVE POWER
  REPORTING            -0-
    PERSON

     WITH       10  SHARED DISPOSITIVE POWER
                       1,097,391 SHARES**

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,097,391 SHARES**

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
       SHARES*

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.50%

  14   TYPE OF REPORTING PERSON*
         IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


 ** Shares reported herein are also beneficially owned by other reporting persons. See Item 5.


                                 SCHEDULE 13D
  CUSIP No.     020825105                          Page   4  of  10 Pages
             ------------                                --      --

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         DIMITRI SOGOLOFF

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                   (b)  [ ]

   3   SEC USE ONLY

   4   SOURCE OF FUNDS*
         AF, OO

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]
       PURSUANT TO ITEMS 2(d) OR 2(e)

   6   CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.

  NUMBER OF      7  SOLE VOTING POWER
    SHARES             -0-

  BENEFICIALLY   8  SHARED VOTING POWER
   OWNED BY            1,097,391 SHARES**

     EACH        9  SOLE DISPOSITIVE POWER
  REPORTING            -0-
    PERSON

     WITH       10  SHARED DISPOSITIVE POWER
                    1,097,391 SHARES**

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,097,391 SHARES**

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
       SHARES*

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.50%

  14   TYPE OF REPORTING PERSON*
         IN
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


** Shares reported herein are also beneficially owned by other reporting persons. See Item 5.



                                                   Page 5 of 10 Pages
ITEM 1.   SECURITY AND ISSUER.
          -------------------

          This Schedule relates to the shares of Common Stock,

$.10 par value per share (the "Common Stock"), of The Alpine

Group, Inc., a Delaware corporation (the "Company").  The

principal executive office of the Company is located at 1790

Broadway, New York, New York 10019.

          This Schedule is being filed pursuant to Section 13(d)

of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act").


ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

          (a) The persons filing this Schedule are (i) Alexandra

Investment Management, Ltd., a New York corporation (the

"Adviser"); (ii) Mr. Mikhail A. Filimonov, the Chairman, Chief

Executive Officer and Chief Investment Officer of the Adviser

and (iii) Mr. Dimitri Sogoloff, Chief Operations Officer of the

Adviser (the Adviser and Messrs. Filimonov and Sogoloff sometimes being referred to herein collectively as the "Reporting Persons").

          This Schedule reports the ownership of shares of Common

Stock that may be deemed to be beneficially owned by the Adviser and, indirectly, by Messrs. Filimonov and Sogoloff, as principals of the Adviser, by reason of their power to direct the voting and disposition of such shares.

          (b) The principal business of the Adviser is investment

management. The principal place of business of the Adviser is 237

Park Avenue, New York, New York 10017. Mr. Filimonov is the

Chairman, Chief Executive Officer and Chief Investment Officer of

the Adviser. Mr. Sogoloff is the Chief Operations Officer of the

Adviser.

          The principal business of Mr. Filimonov is to act as

Chairman, Chief Executive Officer and Chief Investment Officer of

the Adviser. The principal business of Mr. Sogoloff is to act as the Chief Operations Officer of the Adviser. The business

address of both Messrs. Sogoloff and Filimonov is c/o the Adviser at 237 Park Avenue, New York, New York 10017.

          (c) During the last five years, none of the Reporting

Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (d) During the last five years, none of the Reporting

Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or

finding any violation with respect to such laws.

          (e) Messrs. Filimonov and Sogoloff is each a United States citizen.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------
          The Adviser currently may be deemed to beneficially own

1,097,391 shares of Common Stock. Of such shares, 302,800 shares were acquired for approximately $3,072,253.08 in cash. Of such amount, approximately one-quarter was provided by margin borrowings from one or more broker-dealers and the balance from working capital of one of the Adviser's clients. Information concerning the source and amount of funds with respect to the remaining 794,591 shares of Common Stock is set forth in Item 3 of a Schedule 13D previously filed by the Reporting Persons with respect to the

Common Stock of the Company, dated April 28, 1993, and certain amendments thereto, which hereby are incorporated by reference in this Item 3. The relevant text of such Schedule 13D and

amendments are attached hereto as Exhibits 2 through 8.

Capitalized terms used in such exhibits have the meanings

ascribed to such terms therein.


ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------
          The Adviser has acquired the shares of Common Stock in

the ordinary course of business for investment. The Reporting

Persons may acquire additional shares of Common Stock from time to time, in open market purchases, negotiated transactions or otherwise, and may sell any or all of such shares of Common Stock at any time.

          None of the Reporting Persons presently has any plans

or proposals which relate to or would result in any of the

matters enumerated in clauses (a) through (j), inclusive, of Item

4 of Schedule 13D, namely: (a) the acquisition by any person of additional securities of the Company or the disposition of

securities of the Company; (b) an extraordinary corporate

transaction, such as a merger, reorganization or liquidation,

involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of

Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f)

any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or

instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------
          (a) As of the date hereof, the Adviser may be deemed to

beneficially own 1,097,391 shares of Common Stock, comprising approximately 6.50% of the approximately 16,889,781 shares of

Common Stock outstanding. In their capacities as principals of the Adviser, such shares also may be deemed to be beneficially owned indirectly by Messrs. Filimonov and Sogoloff.

          (b) The Adviser, in its capacity as investment adviser,

may be deemed to have the power to vote or to dispose of the

1,097,391 shares of Common Stock. In their capacities as

principals of the Adviser, Messrs. Filimonov and

Sogoloff have the shared power to direct the vote and disposition of such shares within the meaning of Rule 13d-3 under the

Exchange Act.

          (c)  Set forth on Schedule A hereto is a description of

all other transactions in the Common Stock effected by any of the

Reporting Persons between March 19, 1997 and July 30, 1997.  All such transactions consisted of open market purchases.

          (d) No person is known to have the right to receive or

the power to direct the receipt of dividends from, or the

proceeds from the sale of, the shares of Common Stock, other than such parties.

          (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          -------------------------------------------------------

          None.

                                                   Page 9 of 10 Pages

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

          Exhibit 1 -  Joint Filing agreement dated August 6, 1997

          Exhibit 2 -  Text of Item 3 of Schedule 13D, dated
                       April 28, 1993.

          Exhibit 3 -  Text of Item 3 of Amendment No. 2, dated
                       February 1, 1994, to Schedule 13D, dated April
                       28, 1993.

          Exhibit 4 -  Text of Amendment No. 3, dated March 31,
                       1994, to Schedule 13D, dated April 28, 1993.

          Exhibit 5 -  Text of Item 3 of Amendment No. 4, dated
                       June 13, 1994, to Schedule 13D, dated April
                       28, 1993.

          Exhibit 6 -  Text of Item 3 of Amendment No. 5, dated
                       January 6, 1995, to Schedule 13D, dated April
                       28, 1993.

          Exhibit 7 -  Text of Item 3 of Amendment No. 6, dated
                       July 15, 1995, to Schedule 13D, dated April
                       28, 1993.

          Exhibit 8 -  Text of Item 3 of Amendment No.8, dated
                       March 20, 1997, to Schedule 13D, dated April
                       28, 1993.

                                                   Page 10 of 10 Pages


                           Signatures
                           ----------

          After reasonable inquiry and to the best of my

knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:   August   6 , 1997

                              ALEXANDRA INVESTMENT MANAGEMENT, LTD.


                              By:/s/ Mikhail A. Filmonov
                                  ------------------------------
                                  Mikhail A. Filimonov, Chairman
                                  Chief Executive Officer
                                  Chief Investment Officer



                                 /s/ Mikhail A. Filimonov
                               ---------------------------------
                                     MIKHAIL A. FILIMONOV



                                 /s/ Dimitri Sogoloff
                               ---------------------------------
                                       DIMITRI SOGOLOFF




                           SCHEDULE A

     TRANSACTIONS IN COMMON STOCK OF THE ALPINE GROUP, INC.

          The Adviser effected the following purchases of Common Stock of the Company on the dates listed. All transactions were open market purchases executed on an agency basis on the American Stock Exchange through various broker-dealers. Prices listed are exclusive of commissions.

Date                    Number of Shares       Price per Share
----                    ----------------       ---------------

March 19, 1997                3,000                9.0000
April 30, 1997               10,000                9.2750
May 6, 1997                  50,000                9.5000
May 28, 1997                 45,000                9.1569
May 30, 1997                  3,000                9.3750
June 2, 1997                  5,000                9.5000
June 3, 1997                 20,000                9.7500
June 6, 1997                 25,000               10.1250
June 11, 1997                15,000                9.7083
June 25, 1997                10,000               10.5000
June 25, 1997                10,000               10.3125
June 25, 1997                30,700               10.4320
June 30, 1997                39,100               11.0708
July 21, 1997                15,000               11.9125
July 22, 1997                 7,000               11.7857
July 23, 1997                10,000               11.6125
July 30, 1997                 5,000               11.5000
   Total                    302,800


                            EXHIBIT 1

    AGREEMENT WITH RESPECT TO THE FILING OF JOINT ACQUISITION
             STATEMENTS UNDER RULE 13d-1(f) UNDER THE
                 SECURITIES EXCHANGE ACT OF 1934

          Each of the undersigned hereby agrees, with respect to the filing of a statement on Schedule 13D, dated the date hereof, relating to the Common Stock of The Alpine Group, Inc., and any and all amendments relating thereto, that such statement (and any and all amendments thereto) is or will be filed on behalf of each of them, it being understood and agreed, as provided in the aforesaid Rule 13d-1(f)(1), that each such person is responsible for the completeness and accuracy of the information concerning such person contained therein, but is not responsible for other persons making the filing unless such person knows or has reason to believe that such information is inaccurate.

Date:   August  6 , 1997

                              ALEXANDRA INVESTMENT MANAGEMENT, LTD.


                              By:/s/ Mikhail A. Filimonov
                                 ------------------------------
                                 Mikhail Filimonov, Chairman
                                 Chief Executive Officer
                                 Chief Investment Officer



                                   /s/ Mikhail A. Filimonov
                              ----------------------------------
                                     MIKHAIL A. FILIMONOV



                                     /s/ Dimitri Sogoloff
                              ----------------------------------
                                       DIMITRI SOGOLOFF





                            EXHIBIT 2

               SCHEDULE 13D, DATED APRIL 28, 1993

                           *    *    *

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          The Partnership currently owns beneficially 803,202

shares of Common Stock.  Of such shares, 564,700 shares were acquired for approximately $6,743,000 in cash.  Of such amount approximately one-half was provided by margin borrowings from one or more broker-dealers and the balance from working capital of the Partnership.  The remaining 238,502 shares of the Common

Stock were acquired from the Company in exchange for 2,000 shares of the 9% Cumulative Convertible Senior Preferred Stock, par

value $1.00 per share, of the Company (the "Preferred Shares").


                            EXHIBIT 3

            AMENDMENT NO. 2, DATED FEBRUARY 1, 1994,
              TO SCHEDULE 13D, DATED APRIL 28, 1993

                           *    *    *

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------
          On November 10, 1993, the Partnership purchased

$1,500,000 (1,500 shares) of the Company's 8 1/2 Cumulative

Convertible Senior Preferred Stock, $1.00 par value per share

("Senior Preferred Stock") in connection with the financing of the Merger.  The funds for the purchase of the shares of Senior

Preferred Stock were provided by the working capital of the

Partnership.  The shares of Senior Preferred Stock are presently convertible into 148,368 shares of Common Stock at the conversion price of $10.11 per share.

          During the period from December 7, 1993 to February 7,

1994, the Partnership purchased 292,000 shares of Common Stock.

Such shares were purchased for approximately $2,225,500 in cash.

Of such amount approximately one-half was provided by margin borrowings from one or more broker-dealers and the balance from the working capital of the Partnership.


                            EXHIBIT 4

             AMENDMENT NO. 3, DATED MARCH 31, 1994,
              TO SCHEDULE 13D, DATED APRIL 28, 1993

                           *    *    *

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------
          During the period from February 16, 1994 through April

20, 1994, the Partnership purchased 310,800 shares of Common

Stock.  Such shares were purchased for approximately $2,121,930 in cash (exclusive of brokerage commissions).  Of such amount approximately one-half was provided by margin borrowings from one or more broker-dealers and the balance from the working capital of the Partnership.


                            EXHIBIT 5

              AMENDMENT NO. 4, DATED JUNE 13, 1994,
              TO SCHEDULE 13D, DATED APRIL 28, 1993

                           *    *    *

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------
          During the period from May 18, 1994 through August 3,

1994, the Partnership purchased 210,100 shares of Common Stock.

Such shares were purchased for $1,178,128.06 in cash (exclusive of brokerage commissions).  Of such amount approximately one-half was provided by margin borrowings from one or more broker-dealers and the balance from the working capital of the partnership.

          On or about April 22, 1994, Alexandra Global Fund

acquired 315,789 shares of Common Stock in exchange for 1,500 shares of 8 1/2% Cumulative Convertible Senior Preferred Stock

("Senior Preferred Stock") of the Company held by Alexandra

Global Fund pursuant to a letter agreement dated April 22, 1994 between the Partnership and the Adviser ("Exchange Agreement").


                            EXHIBIT 6

             AMENDMENT NO. 5, DATED JANUARY 6, 1995,
              TO SCHEDULE 13D, DATED APRIL 28, 1993

                           *    *    *

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------
          On January 6, 1995, the Adviser, on behalf of the

Partnership and a managed account of a foreign financial

institution (collectively, "the Investors"), entered into an agreement with the Company (the "Exchange Agreement") pursuant to which the Investors exchanged 1,000,000 shares of Common Stock for 160,000 shares of the Company's 8% Cumulative Convertible

Senior Preferred Stock, $1.00 par value per share ("8% Preferred

Stock"), having a liquidation preference of $50 per share, or an aggregate liquidation preference of $8,000,000, or an exchange ratio of 6.250 shares of Common Stock for each share of 8%

Preferred Stock.  The shares of 8% Preferred Stock have the

rights, preferences and limitations set forth in the Certificate of Designations with respect thereto, which is attached as

Exhibit B to the Exchange Agreement (the "Preferred

Certificate").  A copy of the Exchange Agreement is filed

herewith as Exhibit 1.


                            EXHIBIT 7

              AMENDMENT NO. 6, DATED JULY 15, 1995,
              TO SCHEDULE 13D, DATED APRIL 28, 1993

                           *    *    *

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------
          During the period from March 30, 1995 through and

including June 30, 1995 (the "Period"), the Adviser, on behalf of a managed account, purchased 452,000 shares ("Period Shares") of

Common Stock.  The Period Shares were purchased by the Adviser with investment capital of the managed account and margin

borrowings.

          In addition, pursuant to the Exchange Agreement and the

8% Preferred Certificate, commencing July 15, 1995 the Adviser has the right to exchange 160,000 shares of 8% Preferred Stock for 1,032,240 shares of Common Stock, at the exchange ratio

("Exchange Ratio") of one share of 8% Preferred Stock ($50

liquidation preference) for 6.45 shares of Common Stock.


                            EXHIBIT 8

             AMENDMENT NO. 8, DATED MARCH 20, 1997,
              TO SCHEDULE 13D, DATED APRIL 28, 1993

                           *    *    *

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------
          The funds required for the purchases of shares were

obtained from cash in the account managed by the Adviser.